Exhibit 12.2

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	2002	2001	2000	1999	1998
Earnings:

Earnings (loss) before income taxes,
extraordinary item and cumulative effect	$ (3,205)	$(3,357)	$ 431	$ 1,942	$ 1,256
Undistributed (earnings) losses of affiliates	8	30	13	(20)	(62)
Fixed charges and preferred stock
dividend requirements, from below	785	879	1,119	1,195	1,150
Interest capitalized	(25)	(79)	(77)	(75)	(105)
Earnings	$ (2,437)	$(2,527)	$ 1,486	$ 3,042	$ 2,239

Fixed charges:

Interest expense	$ 590	$ 525	$ 402	$ 362	$ 355
Preferred stock dividend requirements	10	15	73	202	164
Portion of rental expense representative
of the interest factor	185	339	644	631	631
Fixed charges	$ 785	$ 879	$ 1,119	$ 1,195	$ 1,150

Ratio of earnings to fixed charges	(a)	(a)	1.33	2.55	1.95

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(a) Earnings were inadequate to cover fixed charges by $3.2 billion in 2002 and $3.4 billion in 2001.